Room 4561

July 27, 2006

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

      Re: **DST Systems, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 7, 2006
               Form 8-K Filed July 21, 2006
               File no. 1-14036

Dear Mr. McDonnell:

      We have reviewed your response letter dated June 23, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Income, page 77

1.   We note your response to prior comment no. 3 and that you believe your structure does not provide for meaningful segregation of selling, general and administrative costs under Rule 5-03 (4) and that these amounts are immaterial. Further expand on your response to explain why selling, general and administrative expenses are not material and why this segregation is not meaningful to investors, considering

it impacts gross margin. In your response address the Company's consideration of SAB 99.

Form 8-K Filed July 21, 2006

2.   We note your response to our previous comment no.13 and Form 8-K filed on July 21, 2006 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed.

3.   We also note that your non-GAAP adjustments and explanations are overly general. In your response you indicate that "Management believes the exclusion of these items provides a better basis for evaluating underlying business unit performance." It appears from this statement that the Company is placing more emphasis on Non-GAAP information than GAAP results. Please revise or advise. Further you provide several non-GAAP presentations which include single line items for "Non-GAAP" adjustments, and it is not evident from this presentation what is included in each Non-GAAP adjustment. Please revise or advise.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief